Exhibit 99.1

FOR IMMEDIATE RELEASE

AUNA S.A. ANNOUNCES COMMENCEMENT OF CASH TENDER OFFER AND CONSENT

SOLICITATION OF ANY AND ALL OF ITS OUTSTANDING 10.000% SENIOR SECURED NOTES DUE 2029

(CUSIP NOS. 05151A AA1 / L0415A AA1)

Luxembourg, October 20, 2025 – Auna S.A. (NYSE: AUNA), a public limited liability company (société anonyme) incorporated and existing under the laws of Luxembourg, having its registered office at 6, rue Jean Monnet, L-2180 Luxembourg, and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B267590 (“Auna” or the “Company”), a Latin American healthcare company with operations in Mexico, Peru and Colombia,  announced today the commencement of an offer to purchase for cash of any and all of the outstanding 10.000% Senior Notes due 2029 issued by Auna (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated October 20, 2025 (the “Offer to Purchase”) for the consideration described below (the “Tender Offer”). All capitalized terms used herein but not defined in this announcement have the respective meanings ascribed to them in the Offer to Purchase.

Simultaneously with the Tender Offer, we are conducting a solicitation of consents (the “Consent Solicitation”) from Holders of the Notes to effect certain proposed amendments to the indenture governing the Notes dated as of December 18, 2023 (as amended and supplemented from time to time, the “Base Indenture”), by and among the Company, the guarantors party thereto (the “Guarantors”) and Citibank, N.A., as trustee, paying agent, registrar and transfer agent (the “Trustee”), under which the Notes were issued, as amended and supplemented by a first supplemental indenture dated October 18, 2024 by and among, the Company, the Guarantors and the Trustee (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”). The Proposed Amendments (as defined below) with respect to the Indenture would eliminate substantially all of the restrictive covenants as well as certain events of default and related provisions contained therein, as further described in the Offer to Purchase (the “Proposed Amendments”). Pursuant to the terms of such Indenture, the Proposed Amendments require the consents of Holders of at least a majority in aggregate principal amount of the Notes outstanding (excluding any Notes held by the Company or its affiliates) (the “Requisite Consents”). The term “Holder” means a registered holder of Notes.

Holders that tender their Notes pursuant to the Tender Offer and in accordance with the procedures described in this Offer to Purchase will be deemed to have delivered their consent to the Proposed Amendments pursuant to the Consent Solicitation. Holders may not deliver consents to the Proposed Amendments without tendering the related Notes. If a Holder tenders Notes in the Tender Offer, such Holder will be deemed to deliver its consent, with respect to the principal amount of such tendered Notes, to the Proposed Amendments.

The following table summarizes certain payment terms of the Tender Offer and Consent Solicitation:

Title of Security	ISIN/CUSIP Numbers	Principal Outstanding Amount	Tender Offer Consideration(1)	Early Tender Payment(1)(2)	Total Consideration(1)
10.000% Senior Secured Notes due 2029	US05151AAA16/ USL0415AAA18 05151A AA1 / L0415A AA1	U.S.$372,937,161	U.S.$1,020	U.S.$50	U.S.$1,070

(1)	The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase, excluding Accrued Interest (as defined herein).

(2)	Incremental amount to be paid in addition to the Tender Offer Consideration (which is included in the Total Consideration), only applicable to Holders that validly tender and do not validly withdraw their Notes at or prior to the Early Tender Date.

The Tender Offer will expire at 5:00 p.m., New York City time, on November 18, 2025, unless extended or earlier terminated by the Company (such time and date, as it may be extended or earlier terminated with respect to the Tender Offer and related Consent Solicitation, the “Expiration Date”). Holders who validly tender (and do not validly withdraw) their Notes and deliver (and do not revoke) their related consents to the Proposed Amendments at or prior to 5:00 p.m., New York City time, October 31, 2025, unless extended by the Company (such time and date, as the same may be extended, the “Early Tender Date”), in the manner described in the Offer to Purchase will be eligible to receive the Total Consideration, which includes the Early Tender Payment with respect to the Notes, plus any Accrued Interest. Notes tendered may be withdrawn and consents delivered may be revoked at any time at or prior to 5:00 p.m., New York City time, October 31, 2025, unless extended by the Company (such time and date, as the same may be extended, the “Withdrawal Deadline”), but not thereafter, except as may be required by applicable law.

To be eligible to receive the Total Consideration set forth in the table above, Holders must validly tender and not validly withdraw their Notes at or prior to the Early Tender Date. Holders who do not validly tender their Notes at or prior to the Early Tender Date will not be paid the Early Tender Payment and will only be eligible to receive the Tender Offer Consideration. All Holders who validly tender their Notes will also receive accrued and unpaid interest on the Notes from the last interest payment date on the Notes preceding the applicable Settlement Date to, but excluding, such Settlement Date (as defined herein). In addition, in the event of a termination of the Tender Offer and Consent Solicitation, none of the Total Consideration, the Tender Offer Consideration or any Accrued Interest will be paid or become payable to the Holder of such Notes, and the Notes tendered pursuant to the Tender Offer will be promptly returned to the tendering Holders.

At the Company’s option, payment for Notes validly tendered at or prior to the Early Tender Date and accepted for purchase will be made on the early settlement date, expected to be within four business days following the Early Tender Date, or November 6, 2025, or as promptly as practicable thereafter (the “Early Settlement Date”).

If the Early Settlement Date occurs with respect to the Notes, payment for Notes validly tendered after the Early Tender Date and at or prior to the Expiration Date and accepted for purchase will be made on the final settlement date, expected to be within three business days following the Expiration Date, or November 21, 2025, or as promptly as practicable thereafter (the “Final Settlement Date”). The Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date and so accepted will receive the Tender Offer Consideration, plus any Accrued Interest, on the Final Settlement Date, but not the Early Tender Payment. If no Early Settlement Date occurs, then payment for all the Notes that are validly tendered and not validly withdrawn at any time prior to the Expiration Time and that are accepted for purchase will be made on the Final Settlement Date.

Auna’s obligation to purchase Notes pursuant to the Tender Offer is subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase and Consent Solicitation Statement under “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer and Solicitation,” which include, (i) the receipt of the Requisite Consents and (ii) the successful consummation of a Proposed New Notes Offering and a Proposed Term Loan (each as defined in the Offer to Purchase).

Auna reserves the right, in its sole discretion, (1) to waive any and all conditions to the Tender Offer or Consent Solicitation; (2) to extend the Tender Offer or Consent Solicitation; and (3) to terminate or to otherwise amend the Tender Offer or Consent Solicitation in any respect.

At any time after the Withdrawal Deadline and before the Expiration Date, if we have received the Requisite Consents, on such date, we, each of the Guarantors of the Notes and the Trustee may execute and deliver a second supplemental indenture to the Indenture, which will give effect to the Proposed Amendments to the Notes.

Neither the Offer to Purchase nor any related documents have been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Tender and Information Agent for the Tender Offer and Consent Solicitation is Global Bondholder Services Corporation. Additional contact information of the Tender and Information Agent is set forth below.

Global Bondholder Services Corporation

Attn: Corporate Actions 65 Broadway – Suite 404 New York, NY 10006 Banks and Brokers call: +1 (212) 430-3774 All others call toll-free: +1 (855) 654-2014 E-mail: contact@gbsc-usa.com

Any questions or requests for assistance or for copies of the Offer to Purchase may be directed to the Tender and Information Agent at one of its telephone numbers above. A Holder (or a beneficial owner that is not a Holder) may also contact the Dealer Managers and Solicitation Agents at their telephone numbers set forth below or its broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer and Consent Solicitation.

Citigroup Global Markets Inc.

388 Greenwich Street, Trading 4th Floor

New York, New York 10013

United States of America

Attn: Liability Management Group

Collect: +1 (212) 723-6106

Toll-Free: +1 (800) 558-3745

Email: Ny.liabilitymanagement@citi.com

HSBC Securities (USA) Inc. 66 Hudson Boulevard New York, NY 10001 Attn: Global Liability Management Group Toll-Free: +1 (888) HSBC-4LM Call Collect: +1(212) 525- 5552 E-mail: lmamericas@us.hsbc.com

Santander US Capital Markets LLC

437 Madison Avenue

New York, New York 10022

United States of America

Attn: Liability Management Group

Toll Free: +1 (855) 404-3636

Collect: +1 (212) 940-1442

E-Mail:  AmericasLM@santander.us

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer and Solicitation are made only by and pursuant to the terms of the Offer to Purchase and Consent Solicitation Statement, and the information in this notice is qualified by reference to the Offer to Purchase and Consent Solicitation Statement. None of Auna, the Guarantors, the Dealer Managers and Solicitation Agents or the Tender and Information Agent makes any recommendation as to whether Holders should tender their Notes pursuant to the Tender Offer and Solicitation.

This notice is not an offer to sell or a solicitation of an offer to buy New Notes (as defined in the Offer to Purchase). Tendering Holders who wish to tender their Notes for cash and also subscribe for New Notes should quote a unique identifier code corresponding to the New Notes being subscribed (“Unique Identifier Code”), which can be obtained by contacting the Dealer Managers and Solicitation Agents. The receipt of a Unique Identifier Code in conjunction with any tender of Notes in the Tender Offer is not an allocation of the New Notes.  In order to apply for the purchase of the New Notes, such tendering Holders must make a separate application in respect of the New Notes for the purchase of such New Notes. If the Proposed New Notes Offering is announced, the Company will review tender instructions received on or prior to the pricing of the New Notes, and may give priority to those investors tendering with Unique Identifier Codes in connection with the allocation of New Notes. However, no assurances can be given that any Holder that tenders its Notes will be given an allocation of New Notes at the levels it may subscribe for, or at all.

About Auna

Auna is one of Latin America’s leading healthcare platforms, with operations in Mexico, Peru, and Colombia. It prioritizes prevention and focuses on complex diseases that represent the highest healthcare spending. Its mission is to transform healthcare by delivering access to a highly integrated offering of services in low-penetration markets across Spanish-speaking Latin America.

Founded in 1989, Auna has built one of the region’s largest modern healthcare platforms, consisting of a horizontally integrated network of medical care centers and a vertically integrated portfolio of oncology and general health plans. As of June 30, 2025, Auna’s network included 31 healthcare facilities—hospitals, ambulatory centers, and prevention and wellness centers—with a total of 2,323 beds and 1.4 million health plan members.

Contact

contact@aunainvestors.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s Tender Offer and Consent Solicitation and potential new financings. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report filed on Form 20-F on April 10, 2025.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.